Exhibit 99.1
E-House Reports Second Quarter 2008 Results
Company achieves revenue growth of 79% and net income growth of 85% year-over-year
SHANGHAI, China, August 20, 2008 — E-House (China) Holdings Limited (“E-House” or “the Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and six months ended June 30, 2008.
Financial Highlights
♦	Total revenues were $43.0 million for the second quarter of 2008, an increase of 79% from $24.0 million for the same quarter in 2007.

♦	For the first half of 2008, total revenues were $76.2 million, an increase of 90% from $40.0 million for the same period in 2007.

♦	Net income for the second quarter of 2008 was $11.7 million, an increase of 85% from $6.4 million for the same quarter in 2007.

♦	For the first half of 2008, net income was $20.4 million, an increase of 90% from $10.8 million for the same period in 2007.

♦	Diluted earnings per ADS were $0.14 for the second quarter of 2008 and $0.25 for the first half of 2008, compared to $0.09 and $0.15, respectively, for the same periods in 2007.
“Our second quarter results, in the midst of the real estate market downturn, demonstrate E-House’s unique value,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “Due to a combination of tight monetary policy and the earthquake in Sichuan province, real estate transaction volumes in most major cities were down substantially compared to the same period last year. Our ability to generate growth in transaction volume and value in this market condition further demonstrates our increasing market share and stronger leadership position. At the same time, our real estate consulting and information service revenue continued its strong growth, which helped to deliver impressive performance in our revenues and profits.”
Mr. Zhou added, “Looking ahead to the third quarter of 2008, we expect conditions within China’s real estate market to remain challenging. Compared to the second quarter, real estate transaction volumes for July and August in most leading cities will likely show bigger year-on-year decline. This is because July and August of 2007 saw unusually strong transaction activities at the peak of the real estate market boom. The 2008 Beijing Olympic Games may have also caused a temporary slowdown in real estate transactions. However, we are seeing that many developers have adjusted their sales strategy in preparation for the peak season that traditionally begins in September, by placing a sharp focus on increasing sales volumes and cash flows. This trend, combined with our continued belief that the long-term fundamental demand for real estate in China remains strong, provides compelling reasons for transaction volumes to rebound starting in September.”
Mr. Li-Lan Cheng, E-House’s chief financial officer, added, “During the second quarter, we achieved strong revenue growth and stable profit margins despite difficult market conditions. For the third quarter, we expect to continue solid growth in revenue as a result of a larger number of projects sold by us and strong growth in our consulting and information service segment. Our asset-light, service-oriented business model insulates us from the cash flow problems that many developers face during periods of slow transaction volume. Moreover, a challenging market presents an ideal opportunity for us to expand our market presence and secure additional projects to support future growth.”

Financial Results for the Second Quarter and First Half of 2008
Revenues
Total revenues were $43.0 million for the second quarter of 2008, an increase of 79% from $24.0 million for the same quarter in 2007. For the first half of 2008, total revenues were $76.2 million, an increase of 90% from $40.0 million for the same period in 2007.
Primary Real Estate Agency Services
Revenues from primary real estate agency services were $28.3 million for the second quarter of 2008, an increase of 38% from $20.6 million for the same quarter in 2007. For the first half of 2008, revenues from primary real estate agency services were $50.1 million, an increase of 51% from $33.3 million for the same period in 2007. This increase was mainly due to the further expansion of primary real estate agency operations, which resulted in increases in both the gross floor area (“GFA”) and total transaction value of new properties sold. (See “Selected Operating Data” below for details.) The average commission rate was 2.7% for the first half of both 2008 and 2007.
Secondary Real Estate Brokerage Services
Revenues from secondary real estate brokerage services were $3.3 million for the second quarter of 2008, an increase of 45% from $2.2 million for the same quarter in 2007. For the first half of 2008, revenues from secondary real estate brokerage services were $6.1 million, an increase of 49% from $4.1 million for the same period in 2007. This growth was primarily attributable to the expansion of secondary real estate brokerage store network during 2007. As of June 30, 2008, E-House had a total of 161 secondary real estate brokerage stores in five cities in China.
Real Estate Consulting and Information Services
Revenues from real estate consulting and information services were $11.2 million for the second quarter of 2008, a substantial increase from $1.2 million for the same quarter in 2007. For the first half of 2008, revenues from real estate consulting and information services were $19.5 million, a substantial increase from $2.6 million for the same period in 2007. The increase was primarily due to substantial consulting revenue derived from strategic arrangements the Company entered into with major developers covering multiple cities and projects as well as an increase in the number of consulting projects completed for other developers.
Cost of Revenues
Cost of revenues was $7.3 million for the second quarter of 2008, an increase of 61% from $4.5 million for the same quarter in 2007. The increase was primarily due to a rise in salaries and commissions paid to the Company’s sales staff as a result of higher transaction values for new properties sold. The increase was also due to higher costs associated with developing, maintaining and updating the CRIC database system as a result of the expansion of the Company’s real estate consulting and information services. For the first half of 2008, cost of revenues was $13.3 million, an increase of 93% from $6.9 million for the same period in 2007.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $18.4 million for the second quarter of 2008, an increase of 89% from $9.7 million for the same quarter in 2007. This was primarily due to an increase in staff salaries, bonuses, rental and travelling expenses as a result of hiring additional managerial employees, an increase in the number of secondary brokerage stores and the expansion of consulting and information services. The increase was also due to higher advertising and promotion expenses incurred to promote the CRIC database system as well as higher share-based compensation expenses as a result of share options granted in 2007 and 2008. For the first half of 2008, selling, general and administrative expenses were $33.6 million, an increase of 92% from $17.5 million for the same period in 2007.
Income from Operations
Income from operations was $17.2 million for the second quarter of 2008, an increase of 77% from $9.7 million for the same quarter in 2007. For the first half of 2008, income from operations was $29.2 million, an increase of 87% from $15.6 million for the same period in 2007.
Net Income
Net income was $11.7 million for the second quarter of 2008, an increase of 85% from $6.4 million for the same quarter in 2007. For the first half of 2008, net income was $20.4 million, an increase of 90% from $10.8 million for the same period in 2007.
Cash Flow
As of June 30, 2008, the Company had a cash balance of $223.3 million. Net cash inflow from operating activities was $34.0 million in the second quarter of 2008. The cash inflow from operating activities was mainly due to net income of $11.7 million and a reduction in customer deposits by approximately $26.4 million, partially offset by an increase in accounts receivable by approximately $14.1 million.
Other Developments
On June 11, 2008, the Company acquired a 33.33% stake in Shanghai Run Dao Culture Limited Company (“Run Dao”) for RMB50 million (US$7.3 million) in cash. Run Dao is a leading advertising agency company in Shanghai that has entered into long-term exclusive real estate advertising agency contracts with several leading newspapers in Shanghai. E-House believes its investment in Run Dao will provide an additional tool to offer integrated services to its developer clients. The investment was accounted for using equity method of accounting.
On June 12, 2008, the Company granted options to purchase 10,000 ordinary shares to a management employee at an exercise price of $11.61 per share. The options will expire ten years from the date of grant, with one third of the options vesting on each of the following three grant date anniversaries.
On August 3, 2008, the Company granted options to purchase 100,000 ordinary shares to certain independent directors at an exercise price of $9.53 per share. The options will expire ten years from the date of grant, with one third of the options vesting on each of the following three grant date anniversaries.
Business Outlook
The Company estimates that its revenues for the third quarter of 2008 will be in the range of $43 million to $47 million, representing an increase of 40% to 53% over the same quarter in 2007.
Conference Call Information
E-House’s management will host an earnings conference call at 8 AM on August 20, 2008 U.S.

Eastern Time (8 PM on August 20, 2008 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:
US:                       +1-617-213-8049
Hong Kong:        +852-3002-1672
Mainland China: 10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until August 27, 2008:
International: +1-617-801-6888
Passcode:      81477311
Additionally, a live and archived webcast of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, government measures aimed at reducing inflation, limiting bank lending and cooling off China’s real estate industry that may adversely and materially affect

E-House’s business, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image due to E-House’s failure to satisfy customer needs and/or other reasons, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China or its business plans for strategic alliances and other new business initiatives, E-House’s failure to manage its growth, E-House’s loss of its competitive advantage due to its failure to maintain and improve its proprietary CRIC system and/or other reasons, E-House’s reliance on a concentrated number of real estate developers, and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
For investor and media inquiries please contact:
In China
Kate Kui
Director of Corporate Development and Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Thomas Smith
Ogilvy Financial, New York
Phone: +1 (212) 880-5269
Email: thomas.smith@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,2007	June 30, 2008
ASSETS
Current assets
Cash and cash equivalents	101,148	223,250
Restricted cash	3,091	46,289
Customer deposits	123,339	94,207
Notes receivables	—	146
Unbilled accounts receivable, net	55,846	82,142
Accounts receivable, net	11,167	5,829
Properties held for sale	872	974
Advance payment for properties	—	8,858
Deferred tax assets	2,684	2,844
Prepaid expenses and other current assets	7,066	11,536
Amounts due from related parties	2,774	1,703

Total current assets	307,987	477,778
Property, plant and equipment, net	6,502	8,274
Intangible assets, net	3,099	2,716
Investment in affiliates	—	12,128
Goodwill	2,549	2,715
Customer deposits, non-current portion	7,887	1,051
Deferred tax assets, non-current portion	447	474
Other non-current assets	1,082	562

Total assets	329,553	505,698

Current liabilities
Short-term borrowings	6,845	51,027
Accounts payable	1,557	2,105
Accrued payroll and welfare expenses	12,632	12,113
Income tax payable	17,880	18,929
Other tax payable	5,568	5,336
Amounts due to related parties	2,572	950
Advance from property buyers	3,091	2,061
Other current liabilities	4,365	7,452

Total current liabilities	54,510	99,973
Deferred tax liabilities	751	652
Deferred revenue-non-current portion	—	2,104
Other non-current liabilities	200	200

Total liabilities	55,461	102,929

Minority interest	2,919	3,329

Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Ordinary share ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 76,473,759 and 82,473,759 shares issued and outstanding, as of December 31, 2007 and June 30, 2008, respectively	76	82
Additional paid-in capital	209,907	309,145
Retained earnings	54,505	74,927
Accumulated other comprehensive income	6,685	15,286

Total shareholders’ equity	271,173	399,440

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	329,553	505,698

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2008	2007	2008
Revenues:
Primary real estate agency services	20,559	28,268	33,300	50,145
Secondary real estate brokerage services	2,246	3,255	4,090	6,097
Real estate consulting and information services	1,183	11,187	2,640	19,459
Others	—	250	—	500
	23,988	42,960	40,030	76,201
Cost of revenues	(4,523)	(7,304)	(6,884)	(13,311)
Selling, general and administrative expenses	(9,729)	(18,435)	(17,528)	(33,643)
Income from operations	9,736	17,221	15,618	29,247
Other income (expense):
Interest expenses	(195)	(885)	(349)	(1,134)
Interest income	62	315	126	911
Other income, net	—	(575)	—	(1,353)
Income before taxes and minority interest	9,603	16,076	15,395	27,671
Income tax expense	(2,538)	(4,201)	(4,072)	(7,000)
Minority interest	(707)	(130)	(563)	(248)
Net income	6,358	11,745	10,760	20,423
Earnings per share:
Basic	0.09	0.14	0.15	0.25
Diluted	0.09	0.14	0.15	0.25
Shares used in computation:
Basic	50,000,000	82,473,759	50,000,000	81,418,814
Diluted	72,916,081	82,832,024	72,843,792	81,835,790
Notes

Note 1: The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8591 on June 30, 2008 and USD1 = RMB6.9564 for the three months ended June 30, 2008.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2008	2007	2008
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	771	955	1,282	1,567
Total value of new properties sold (millions of $)	773	1,096	1,228	1,871